HIT Portfolio vs. Benchmark

The HIT’s long-standing investment strategy is to construct a portfolio with similar interest rate risk relative to the Bloomberg Barclays U.S. Aggregate Bond Index (Barclays Aggregate) by actively managing duration, while maintaining superior credit quality and a higher yield relative to the benchmark.

•	The HIT does not invest in corporate bonds or low credit quality securities.
•	HIT uses government/agency-insured multifamily MBS as a substitute for corporate debt and some Treasury and agency securities in the benchmark.
•	These multifamily MBS have superior credit quality relative to corporate debt, but typically have similar call protection.
•	The HIT's yield has been consistently higher than the benchmark’s.
•	Although historical month-over-month returns comparing the HIT to the Barclays Aggregate show significant correlation, with approximately 97% correlation for the five-year period ending June 30, 2018, the HIT’s very different composition can provide diversification benefits from other fixed-income investments and riskier assets such as equities.
The table below compares the HIT’s portfolio risk measures to those of the Barclays Aggregate.
Comparison of HIT and the Bloomberg Barclays U.S. Aggregate Bond Index
As of June 30, 2018	HIT	Barclays Aggregate
Superior Credit Profile
U.S. Government/Agency/AAA/Cash	96.1%	72.0%
A and Below	0.1%	24.3%
Similar Interest Rate Risk
Effective Duration	5.54	5.99
Convexity	0.06	0.17
Call Risk
Call Protected	75.4%	71.9%
Not Call Protected	24.6%	28.1%
Yield
Yield to Worst	3.49%	3.28%
Current Yield	3.37%	3.11%

The graph below shows the comparative rolling annual returns of the HIT and Barclays Aggregate, demonstrating the strong correlation. It also shows the HIT’s returns exceeded the benchmark during periods of economic stress, such as the recessions of the early 2000s and the 2008 financial crisis.

HIT's net performance for the 1-, 3-, 5-, and 10- year periods ended June 30, 2018, was -0.59%, 1.40%, 2.17%, and 3.68%, respectively. The performance data quoted represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value, and yield to fluctuate so that a participant’s units, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available by following this link.

The calculations of the HIT's yield to worst herein is not current yield or other performance data as defined by the SEC in Rule 482, but instead represent widely accepted portfolio characteristic information based on coupon rate, current price and certain prepayment assumptions.

Gross performance figures do not reflect the deduction of HIT expenses. Net performance figures reflect the deduction of HIT expenses and are the performance figures investors experience in the HIT. Information about HIT expenses can be found on page 1 of the HIT’s current prospectus.

The Barclays Aggregate is an unmanaged index and is not available for direct investment, although certain funds attempt to replicate this index. Returns for the Barclays Aggregate would be lower if they reflected the actual trading costs or expenses associated with management of an actual portfolio.